DD
7/3/13

[redacted]

13014345

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 2 2013
DIVISION OF TRADING & MARKETS

SECURI ION

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8-03710

ANNUAL AUDITED REPORT
FORM X-17A-5
~~PART III~~

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/12 (MM/DD/YY) AND ENDING 04/30/13 (MM/DD/YY) *

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Crowell, Weedon & Co

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

624 South Grand Avenue
(No. and Street)

Los Angeles California 90017
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Antonios Karantonis, Partner 213-620-1850
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

350 South Grand Avenue	Los Angeles	California	90071-3462
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

DD
7/23/13

OATH OR AFFIRMATION

We, Antonios Karantonis and James L. Cronk, swear (or affirm) that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Crowell, Weedon & Co. (the "Firm"), as of April 30, 2013, are true and correct. We further swear (or affirm) that neither the Firm nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature — 6/27/2013 Date

General Partner
Title

Signature — 6-27-2013 Date

General Partner
Title

LINDA K. KURATOMI
Commission # 1897541
Notary Public - California
Los Angeles County
My Comm. Expires Jul 29, 2014

Notary Public

This report ** contains (check all applicable boxes):

(x)		Independent Auditors' Report
(x)	(a)	Facing Page
(x)	(b)	Statement of Financial Condition
(x)	(c)	Statement of Operations
(x)	(d)	Statement of Cash Flows
(x)	(e)	Statement of Changes in Partnership Capital
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (Not Applicable)
(x)		Notes to Financial Statements
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
(x)	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 (Included within item g) and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (Not Required)
( )	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (Not Applicable)
(x)	(l)	An Oath or Affirmation
(x)	(m)	A Copy of the SIPC Supplemental Report (Filed as a Separate Document)
(x)	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control)

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3)

CROWELL, WEEDON & CO.
A LIMITED PARTNERSHIP
(SEC I.D. No. 8-03710)

STATEMENT OF FINANCIAL CONDITION
AS OF APRIL 30, 2013,
AND
INDEPENDENT AUDITORS' REPORT,
AND
SUPPLEMENTAL REPORT ON
INTERNAL CONTROL

******

Filed in accordance with Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT**.

Deloitte.

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, CA 90071-3462
USA
Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Partners of
Crowell, Weedon & Co.
Los Angeles, California

We have audited the accompanying statement of financial condition of Crowell, Weedon & Co. (the "Firm") as of April 30, 2013, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Firm's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Crowell, Weedon & Co. as of April 30, 2013, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 1, the Firm entered into an agreement to merge with D.A. Davidson & Co., a full service brokerage firm based in Montana. The Firm will operate as a division of D.A. Davidson & Co. This transaction is expected to close during July 2013. Our opinion is not modified with respect to this matter.

June 27, 2013

CROWELL, WEEDON & CO.
(A Limited Partnership)

STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2013

ASSETS

CASH AND CASH EQUIVALENTS (Note 1)	$ 9,189,308
RECEIVABLES FROM BROKERS OR DEALERS AND CLEARING ORGANIZATIONS (Note 1):	
Clearing organizations	6,581,058
Securities borrowed	10,713,500
Securities failed to deliver	122,088
Omnibus accounts	37,927,190
Total receivables from brokers or dealers and clearing organizations	55,343,836
RECEIVABLE FROM CUSTOMERS (Note 1)	53,120,733
RECEIVABLE FROM PARTNERS — Securities accounts	508,859
SECURITIES OWNED:	
Trading and investment account securities — at fair value (Notes 1 and 2)	3,031,476
Not readily marketable investment — at cost (Notes 1 and 2)	1,365,411
Individual partners' securities included as partnership capital — at fair value (Notes 1, 3, 4, and 5) — including $54,986,561 pledged as collateral for Firm bank loans and $16,789,118 of excess collateral pledged for secured demand notes	71,775,679
Total securities owned	76,172,566
SECURED DEMAND NOTES — Fair value of collateral, $28,421,118 (Note 4)	11,632,000
FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS — At cost — net of accumulated depreciation and amortization of $7,089,227 (Note 1)	3,025,867
OTHER ASSETS	5,557,306
TOTAL	$214,550,475

(Continued)

CROWELL, WEEDON & CO.
(A Limited Partnership)

STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2013

LIABILITIES AND PARTNERSHIP CAPITAL

SHORT-TERM BANK LOANS (Note 5)	$ 19,000,000
PAYABLES TO BROKERS OR DEALERS AND CLEARING ORGANIZATIONS (Note 1):	
Securities loaned (Note 1)	39,047,300
Clearing organizations	95,620
Securities failed to receive	85,270
Total payables to brokers or dealers and clearing organizations	39,228,190
PAYABLE TO CUSTOMERS — Including free credits of $19,886,615 (Note 1)	21,326,952
PAYABLE TO PARTNERS — Securities accounts	49,464
SECURITIES SOLD, NOT YET PURCHASED (Notes 1 and 2)	32,121
BANK OVERDRAFT	244,954
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	10,744,740
Total liabilities	90,626,421
COMMITMENTS AND CONTINGENT LIABILITIES (Note 7)	
PARTNERSHIP CAPITAL (Notes 3 and 4):	
General partners	123,924,054
Limited partners	
Total partnership capital	123,924,054
TOTAL	$214,550,475

See notes to statement of financial condition. (Concluded)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization — Crowell, Weedon & Co. (the "Firm"), a limited partnership, is a full service regional brokerage and money management firm established in 1932 and headquartered in Los Angeles, California. The Firm provides securities brokerage, investment advisory, investment banking, and related financial services to individual investors, professional money managers, and businesses.

The Firm is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), other exchanges, and the Securities Investor Protection Corporation.

Subsequent to April 30, 2013, the Firm entered into an agreement to merge with D.A. Davidson & Co., a full service brokerage firm based in Montana. The Firm will operate as a division of D.A. Davidson & Co. This transaction is expected to close during July 2013.

Basis of Presentation — The accompanying statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

Use of Estimates — The preparation of the accompanying statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Securities Transactions — Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Customers' securities transactions are reported on a settlement date basis.

Cash and Cash Equivalents — The Firm considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. The Firm maintains cash in bank deposit accounts that, at times, may exceed federally insured limits.

Receivables from and Payables to Brokers or Dealers and Clearing Organizations — Accounts receivable from and payable to brokers or dealers and clearing organizations result from the Firm's normal trading activities. The Firm clears customer option account transactions on an omnibus basis with another broker-dealer. Based on management's assessment, the Firm provides for estimated uncollectible receivable amounts through a charge to expense and a credit to a valuation allowance in the period that the receivable is determined to be uncollectible. At April 30, 2013, there were no amounts deemed uncollectible.

Receivable from and Payable to Customers — Accounts receivable from and payable to customers include amounts due on cash and margin transactions. The Firm extends credit to its customers to finance their purchases of securities on margin. Securities owned by customers are held as collateral for

margin receivables. Such collateral is not reflected in the statement of financial condition. Based on management's assessment, the Firm provides for estimated uncollectible receivable amounts through a charge to expense and a credit to a valuation allowance in the period that the receivable is determined to be uncollectible. At April 30, 2013, there were no amounts deemed uncollectible.

Securities Owned and Securities Sold, Not Yet Purchased — Securities owned and securities sold, not yet purchased are composed of trading, investment account securities, and individual partners' securities that are recorded at fair value as determined by nationally published quotation services or dealer quotes. Not readily marketable investments include an investment that is accounted for using the cost method of accounting (see Note 2).

Furniture, Equipment, and Leasehold Improvements — Furniture and equipment are recorded at cost and depreciated or amortized using the straight-line method over the estimated useful lives of the assets, which range from 3 to 10 years. Leasehold improvements are amortized using the straight-line method over the shorter of the lease terms or the useful lives of the improvements.

Other Assets — Other assets includes dividends and interest receivable, prepaid expenses, other miscellaneous receivables, and related party notes receivable. The outstanding balance of related party notes receivable was $1,710,400 at April 30, 2013. The notes are issued for employee retention. Repayment terms for issued notes vary by agreement and have varying interest rates. The notes have varying maturity dates ranging from years 2013 to 2017.

Securities Borrowing and Lending — The Firm conducts securities borrowing and lending activities with external counterparties. In connection with these transactions, the Firm receives or posts collateral in connection with securities loaned or borrowed transactions. These transactions are collateralized by cash. In accordance with substantially all its stock loan and stock borrow agreements, the Firm is permitted to sell or repledge the securities received. Securities borrowed or loaned are recorded based on the amount of cash collateral advanced or received. The initial collateral advanced or received approximates or is greater than 102% of the fair value of the underlying securities borrowed or loaned. The Firm monitors the market value of securities borrowed and loaned, and delivers or obtains additional collateral as appropriate.

Income Taxes — No provision for federal or state income taxes is made in the accompanying statement of financial condition as the Firm is not subject to income taxes. Each partner is individually responsible for reporting income or loss, to the extent required by the federal and state income tax laws and regulations, based upon its respective share of the partnership's income and expense as reported for income tax purposes.

The Firm accounts for uncertain tax positions in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) No. 740, *Income Taxes*. The Firm reviews and evaluates tax positions in its major jurisdictions and determines whether or not there are uncertain tax positions that require financial statement recognition. Based on this review, the Firm has determined the major tax jurisdictions to be either where the Firm is organized or where the Firm does business. As of and for the year ended April 30, 2013, the Firm did not have a liability for any unrecognized tax benefits.

The Firm will continue to review any conclusions reached regarding uncertain tax positions which may be subject to review and adjustment at a later date based on ongoing analysis of tax laws, regulations, and interpretations thereof. To the extent that the Firm's assessment of the conclusions reached regarding uncertain tax position changes, such changes in estimate will be recorded in the period in which such determination is made.

The Firm is subject to examination by U.S. federal tax authorities for returns filed for the prior three years and by state tax authorities for returns filed for the prior four years. In addition, the Firm is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next twelve months. As a result, no income tax liability has been recorded in the accompanying statement of financial condition.

Fair Value of Financial Instruments — Substantially all of the Firm's financial instruments are carried at fair value. Receivables and payables are carried at cost or cost plus accrued interest, which approximates fair value. Secured demand notes are carried at cost due to the ability to collect on the note on demand and are collateralized by underlying securities at fair market value (see Note 4). Receivables and payables to partners are carried at cost due to the related party nature of such balances. An investment in a start-up company is accounted for using the cost method of accounting and such investment is carried at its original cost in the statement of financial condition. It was not practicable to estimate the fair value of this investment.

Recent Accounting Pronouncements — In December 2011, the FASB issued Accounting Standards Update (ASU) No. 2011-11, *Balance Sheet (Topic 210), Disclosures about Offsetting Assets and Liabilities*, which requires entities to disclose information about financial instruments and derivative instruments that have been offset or that are subject to enforceable master netting arrangements, to enable users of its financial statements to understand the effect of those arrangements on its financial position. Entities will be required to provide both net (offset amounts) and gross information in the notes to the financial statements for relevant assets and liabilities that are offset or subject to the arrangements. The amendments in ASU No. 2011-11 are effective for interim and annual periods beginning on or after January 1, 2013, and an entity should provide the disclosures required by the amendments retrospectively for all comparative periods presented. The Firm is still in the process of evaluating the disclosure requirements and any impact the new disclosures will have on the Firm's statement of financial condition.

2. SECURITIES OWNED AND SOLD, NOT YET PURCHASED

ASC No. 820, *Fair Value Measurements*, requires enhanced disclosures about investments that are measured and reported at fair value. ASC No. 820 establishes a fair value hierarchy that prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is impacted by a number of factors, including the type of investment, the characteristics specific to the investment, and the state of the marketplace (including the existence and transparency of transactions between market participants). Investments with readily available, actively quoted prices or for which fair value can be measured from actively quoted prices in an orderly market will generally have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Investments measured and reported at fair value are classified and disclosed in one of the following categories based on inputs:

Level 1 — Quoted prices in active markets for identical investments. The types of investments that would generally be included in Level 1 are listed equities and mutual funds. The Firm, to the extent that it holds such investments, does not adjust the quoted price for these investments, even in situations where the Firm holds a large position and a sale could reasonably impact the quoted price.

Level 2 — Pricing inputs include other significant observable inputs, such as quoted prices for similar investments or quoted prices for identical investments on inactive markets. The types of investments

which would generally be included in this category include publicly traded securities with restrictions on disposition, mortgage-backed securities, municipal bonds, and corporate bonds.

Level 3 — Pricing inputs include significant unobservable inputs, such as the Firm's own assumptions in determining the fair value of investments. The inputs into the determination of fair value require significant judgment or estimation by management. The types of investments that would generally be included in this category include securities issued by private entities.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given investment is based on the lowest level of input that is significant to the fair value measurement. The Firm's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The following is a description of valuation inputs and techniques that the Firm utilizes to fair value each major category of assets and liabilities in accordance with ASC No. 820:

Equity Securities (Common and Preferred) — Equity securities that are actively traded on a securities exchange are valued based on last sale or bid values in active markets, and to the extent valuation adjustments are not applied to these securities, they are categorized as Level 1.

Fixed-Income Securities — Fixed-income securities are generally valued based on prices received from third-party vendors or dealer quotations. Vendors and dealers value such securities based on one or more of the inputs described below. The following are examples of inputs that are commonly relevant for valuing particular classes of fixed-income securities in which the Firm invests. These classifications are not exclusive, and any of the inputs may be used to value any other class of fixed-income security. Fixed-income security inputs may include the following: (a) for all fixed-income securities: benchmark yields, transactions, bids, offers, dealer and trading system quotes, new issues, spreads, and other relationships observed in the markets among comparable securities; and proprietary pricing models such as yield measures calculated using factors such as cash flows, financial or collateral performance, and other reference data (collectively referred to as "standard inputs"); (b) government agency issues: standard inputs and interest rate volatilities; and (c) mortgage-backed securities: standard inputs and cash flows, prepayment information, obligations default rates, delinquency and loss assumptions, collateral characteristics, credit enhancements, and specific deal information.

U.S., State, and Municipal Obligations — U.S. state, and municipal obligations represent investments with readily determinable values derived from quoted prices in active markets. To the extent that inputs are observable and timely, these securities would be categorized as Level 2; otherwise, the values are categorized as Level 3.

Corporate Certificates of Deposit — Corporate certificates of deposit represent investments with readily determinable values derived from quoted prices in active markets. To the extent that the values of corporate certificates of deposit are actively quoted, they are categorized as Level 1. To the extent that these securities are not actively traded, but inputs are observable and timely, these securities would be categorized as Level 2; otherwise, the values are categorized as Level 3.

Mortgage-Backed Securities — Mortgage-backed securities represent securities with readily determinable values derived from quoted prices in active markets. To the extent that these inputs are observable and timely, the values of U.S. government agency issues and mortgage-backed securities are categorized as Level 2; otherwise, the values are categorized as Level 3.

Auction Rate Preferred Securities (ARPS) — ARPS represent preferred stock issued by closed-end mutual funds. These securities are classified within Level 3 because there are no active markets for the ARPS. The Firm prices ARPS at par, which management has estimated to be the most reasonable approximation of fair value for these securities.

The Firm's securities that are carried at fair value as of April 30, 2013, by fair value hierarchy level, are presented in the table below:

	Level 1	Level 2	Level 3	Total
Securities owned:				
Trading and investment account securities:				
Equity securities	$ 2,478	$ 580,672	$ -	$ 583,150
U.S., state, and municipal obligations		680,299		680,299
Mortgage-backed securities		43,953		43,953
Corporate bonds		99,074		99,074
ARPS			1,625,000	1,625,000
Total trading and investment account securities	2,478	1,403,998	1,625,000	3,031,476
Individual partners' securities included as partnership capital:				
Equity securities	70,328,163	323,552		70,651,715
U.S., state, and municipal obligations		897,314		897,314
Corporate bonds		226,650		226,650
Total individual partners' securities included as partnership capital	70,328,163	1,447,516	-	71,775,679
Total securities owned	$ 70,330,641	$ 2,851,514	$ 1,625,000	$ 74,807,155
Securities sold, not yet purchased — equity securities	$ 1,015	$ 31,106	$ -	$ 32,121

Transfers in or out are recognized based on the beginning fair value of the period in which they occurred. There were no significant transfers of investments between Level 1 and Level 2 during the year ended April 30, 2013; in addition, there were no significant transfers into and out of Level 3 during the year ended April 30, 2013.

The following table presents additional information about valuation techniques and inputs used for investments that are measured at fair value and are categorized within Level 3 at April 30, 2013:

Financial Assets	Fair Value as of April 30, 2013	Valuation Technique	Unobservable Inputs	Range (Weighted Average)
ARPS	$ 1,625,000	Market comparables	Recent transaction	$25,000 ($25,000)

The Firm has established valuation review processes and procedures designed to ensure that the valuations for investments that are categorized within Level 3 of the fair value hierarchy are fair, reasonable and justifiable. The Firm's executive management oversees the valuation review process of the Firm's investments, including Level 3 investments. Executive management is comprised of the Chief Financial Officer, Managing Partner, and a member of the Operations department. Executive management is responsible for developing the Firm's written valuation review processes and applying them where necessary.

Executive management meets on a monthly basis, or as needed, to determine the valuations of Level 3 investments. Valuations determined to be reasonable by executive management are supported by data received by pricing agents and/or transactions in the market related to similar securities.

Individual partners' securities include partners' securities that are included as partnership capital.

At April 30, 2013, the Firm held ARPS with a par value of $1,625,000, which approximates fair value. The investments consisted of preferred stock issued by closed-end mutual funds. The most recent auctions for the ARPS failed. As a result of the failed auctions, the Firm continues to hold these securities and the issuers continue to pay dividends at the maximum contractual rate. The ARPS maintain AAA/Aaa ratings and the failed auctions are unrelated to the quality of the underlying assets in the closed-end funds.

While these failures in the auction process have affected the Firm's ability to access these funds in the near term, the underlying securities or collateral have not been adversely impacted. If the credit rating of the security issuers deteriorates or the liquidity issues persist, the Firm may be required to adjust the carrying value of these investments. Based on the Firm's ability to access its cash, its expected operating cash flows, and its available credit lines, the Firm does not anticipate the current lack of liquidity in these investments to have a material impact on its financial condition or results of operations.

Not readily marketable investment totaling $1,365,411 relates to an investment in a start-up company (a) for which there is no market on a securities exchange or no independent publicly quoted market; (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933; or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Firm. At April 30, 2013, the Firm has less than 20% interest in the start-up company and does not have the ability to exercise significant influence over the operations of the company. The investment in the start-up company is accounted for using the cost method of accounting.

3. PARTNERSHIP CAPITAL

In accordance with the partnership agreement, the capital of the Firm consists of cash and/or securities contributed by general and limited partners. Partnership capital also includes cash and marketable securities in the general partners' individual securities accounts subject to creditors of the partnership provided, however, that such cash and securities in excess of that required under the rules of the Exchange may be withdrawn by such partner. Limited partners are entitled to participate in the net profits of the partnership at a fixed percentage of their contributions. Limited partners do not participate in the management of the partnership and their liability is limited to their capital contributed.

4. SECURED DEMAND NOTES

The secured demand notes receivable, which become due at various dates from 2012 to 2013, are collateralized by securities in partners' preference and special preference capital accounts and consist of $13,203,000 from general partners. With the exception of $1,571,000, all of the secured demand notes have been approved by FINRA and are used in computing net capital under the SEC's uniform net capital rule.

5. SHORT-TERM BANK LOANS

The Firm has two lines of credit, including a Firm operating line of credit of $75,000,000 and a customer margin line of credit of $25,000,000. Loans under these lines of credit are payable on demand and bear

interest at a rate that varies with the federal funds rate. Such rates were 1.5% for the Firm operating line of credit and 0.65% for the customer margin line of credit at April 30, 2013. The Firm operating line of credit has no specified maturity and the customer margin line of credit matures on October 25, 2014. The lines of credit allow the Firm to borrow funds against pledged individual partner securities and customer margin securities. At April 30, 2013, $19,000,000 was outstanding on the Firm's lines of credit.

The Firm is required to report the values of securities that it has received as collateral and that can in turn be used (or repledged) by the Firm to generate financing. The Firm is also required to disclose the value of such securities that it has actually repledged as of the reporting date. The Firm provides margin loans to its customers and demand loans to its partners, which are collateralized by securities in their brokerage accounts. These parties have agreed to allow the Firm to sell or repledge those securities in accordance with federal regulations. At April 30, 2013, the Firm was allowed, under such regulations, to sell or repledge securities with a value of $160,808,181. As of April 30, 2013, $69,163,755 has been pledged or sold in connection with bank borrowing and deposits with clearing organizations.

6. DEFERRED COMPENSATION SAVINGS PLAN

The Firm has a deferred compensation plan under Section 401(k) of the Internal Revenue Code of 1986, as amended. Contributions to the plan are made by the participants and the Firm pursuant to the Compensation Reduction Agreement with each participant. All investments of assets in the plan are directed by the participants. There were no contributions by the Firm to the plan for the year ended April 30, 2013.

7. COMMITMENTS AND CONTINGENT LIABILITIES

Leases — The Firm leases office space under noncancelable operating leases that expire on various dates through 2019. Future minimum rental payments under such leases are due in the fiscal years as follows: $3,488,082 in 2014; $3,200,109 in 2015; $2,746,607 in 2016; $2,190,145 in 2017; $2,184,415 and 2018; and $12,439,554 thereafter.

Customer Activities — The Firm's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Firm extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Firm executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Firm to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Firm may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Firm seeks to control the risk associated with its customer activities by requiring customers to maintain margin collateral in compliance with regulatory and internal guidelines. The Firm requires the customer to deposit additional collateral or to reduce positions, when necessary.

The Firm's customer financing and securities settlement activities require the Firm to pledge customer securities as collateral in support of various secured financing sources, such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Firm may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Firm controls this risk by monitoring the value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Firm establishes credit limits for such activities and monitors compliance on a daily basis.

Litigation — The Firm has been named in legal actions arising in the ordinary course of business. The outcome of matters the Firm is involved in cannot be determined at this time, and the results cannot be predicted with certainty. Management is of the opinion that the ultimate liability, if any, from these actions will not have a material effect on its financial condition.

The Firm has received inquiries from FINRA requesting information concerning purchases through the Firm of auction rate securities by customers. The Firm is cooperating with FINRA while it conducts its investigation. The Firm did not, at any time, underwrite auction rate securities or manage the associated auctions. In connection with such auctions, the Firm merely served as agent for its customers when buying in auctions managed by those underwriters. Accordingly, the Firm distinguishes its conduct from underwriters of auction rate securities and is prepared to assert these and other defenses should FINRA seek to bring an action in the future. Nevertheless, there can be no assurance that FINRA will not take regulatory action.

While management's review of the need for any loss contingency reserve has led management to conclude that management does not currently need to establish a provision for loss related to auction rate securities held by retail customers, management is not able to predict with certainty the outcome of auction rate securities-related matters and there can be no assurance that those matters will not have a material adverse effect on the Firm's financial condition in any future period.

Guarantees — In the normal course of business, the Firm executes, settles, and finances customer and proprietary transactions. These transactions expose the Firm to risk arising from the potential that the customer or counterparty may fail to satisfy its obligations and that the collateral will be insufficient. In these situations, the Firm may be required to purchase or sell financial instruments at unfavorable market prices, which may result in a loss. The Firm has determined that it is not possible to make an estimate of the maximum amount that it could be obligated to pay in the event that the customer or counterparty fails to satisfy its obligations.

The Firm, from time to time, enters into certain types of contracts that contingently require the Firm to indemnify parties against third-party claims. These contracts primarily relate to certain real estate leases under which the Firm may be required to indemnify property owners for claims and other liabilities arising from the Firm's use of the applicable premises. The terms of these obligations vary and because a maximum obligation is not explicitly stated, the Firm has determined that it is not possible to make an estimate of the maximum amount that it could be obligated to pay under such contracts.

Historically, the Firm has not been obligated to make any payments for the obligations noted above and has not recorded any liability for these obligations as of April 30, 2013.

Other Commitments — In the normal course of business, the Firm enters into when-issued transactions and underwriting commitments. Settlement of these transactions as of April 30, 2013, would not have a material effect on the financial condition of the Firm.

8. CONCENTRATIONS OF CREDIT RISK

The Firm is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Firm may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Firm's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

9. NET CAPITAL REQUIREMENTS

The Firm is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. The Firm has elected to use the alternative method, permitted by the Rule, which requires that the Firm maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At April 30, 2013, the Firm had net capital of $26,504,485 which was 27.81% of aggregate debit balances and $24,598,521 in excess of required net capital.

A broker-dealer has chosen to maintain brokerage client accounts with the Firm. To allow this broker-dealer to classify its assets held by the Firm in its computation of net capital, the Firm has agreed to perform a computation of reserve requirement for proprietary accounts of introducing brokers (PAIB). At April 30, 2013, the Firm's PAIB reserve computation indicated that the Firm did not have a PAIB reserve requirement.

10. SUBSEQUENT EVENTS

The Firm's management evaluated activity of the Firm through June 27, 2013, the date the statement of financial condition was available to be issued, and concluded that no subsequent events have occurred that would require recognition or disclosure.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

June 27, 2013

Crowell, Weedon & Co.
624 South Grand Avenue
Los Angeles, CA 90017

In planning and performing our audit of the financial statements of Crowell, Weedon & Co. (the "Firm") as of and for the year ended April 30, 2013 (on which we issued our report dated June 27, 2013, and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Firm's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control. Accordingly, we do not express an opinion on the effectiveness of the Firm's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Firm, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Firm's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures, as described in the second paragraph of this report, were adequate at April 30, 2013, to meet the SEC's objectives.

However, we note that the size of the Firm and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Firm, the specific weaknesses are not described herein. These conditions were considered in determining the nature, timing and extent of audit tests to be applied in our audit of the financial statements, and do not modify our opinion dated June 27, 2013, on such financial statements.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,